Exhibit 99.2

AltaGas Announces Closing of Increased interest in Petrogas; Continues To advance Global Export Strategy

AltaGas closes strategic acquisition of increased ownership in Petrogas; remains focused on providing access to premium global LPG markets and reducing Asian carbon intensity while growing earnings per share and creating earnings durability for shareholders.

Calgary, Alberta (December 16, 2020)

AltaGas Ltd. ("AltaGas or the Company") (TSX: ALA) is pleased to announce that it has closed the previously announced acquisition of an additional 37 percent equity interest in Petrogas Energy Corp. (“Petrogas”) for total consideration of approximately $715 million. AltaGas’ indirect ownership in Petrogas increases to approximately 74% with Idemitsu Kosan Co., Ltd. (“Idemitsu”) indirectly owning the remaining approximate 26%. The transaction is expected to be immediately accretive to earnings and cash flow per share and is expected to be accretive to AltaGas’ credit metrics on a run-rate basis.

About AltaGas

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders. For more information visit www.altagas.ca or reach out to:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

403.691.7575

jon.morrison@altagas.ca

Adam McKnight

Director, Investor Relations

403.691.7575

Adam.McKnight@altagas.ca

Investor Inquiries:

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries:

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as: “growing”, “expected”, “reducing”, “creating” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: advancement of AltaGas’ global export strategy; and expected accretive effect on AltaGas’ credit metrics, earnings per share and cash flow per share. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: expansion capacity of the Ferndale facility, number of ships and export levels from the Ferndale facility in 2021, current forward curves, terms of Petrogas’ underlying contracts, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, butane and propane price differentials, the performance of the businesses, and commodity prices. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

AltaGas Ltd. –Announces Closing of Petrogas Transaction– 2